Exhibit 99.6

Gewone en buitengewone algemene vergaderingen van 25 april 2017 Annual and extraordinary shareholders’ meetings of 25 April 2017

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam en houders van warrants op naam)	Notification of participation (to be used by holders of registered shares and holders of registered warrants only)

heeft kennis genomen van de gewone en buitengewone algemene vergaderingen van Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”),	has taken notice of the annual and extraordinary shareholders’ meetings of Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),

die zullen plaatsvinden op dinsdag 25 april 2017 om 14 uur op de zetel van de Vennootschap,	to be held on Tuesday 25 April 2017 at 2:00 p.m. (CET) at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze algemene vergaderingen deel te nemen,	and hereby notifies the Company of his/her/its intention to participate in these shareholders’ meetings,

met de volgende effecten:	with the following securities:

De ondertekende kennisgeving dient uiterlijk op 19 april 2017 toe te komen op de zetel van Galapagos NV. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed notification must be received at the latest on 19 April 2017 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die wensen deel te nemen of zich te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden zoals beschreven in de oproeping tot de algemene vergaderingen.	Shareholders who wish to attend or to be represented by proxy must also comply with the admission conditions as described in the convening notice to the shareholders’ meetings.

Galapagos NV | Kennisgeving van deelname AV-BAV 25 april 2017 | Attendance notification AGM-EGM 25 April 2017	P. 1 | 1